Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 1 / 6 Update Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type Update to previous announcement Date of this announcement 29/9/2025 Reason for the Update Update to Appendix 3A.1 released on 30 July 2025 to notify the dividend reinvestment share price (DRP price) and share allocation date (please refer section 4A.13). Refer to below for full details of the announcement EXHIBIT 99.7

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 2 / 6 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.4a Reason for update to a previous announcement Update to Appendix 3A.1 released on 30 July 2025 to notify the dividend reinvestment share price (DRP price) and share allocation date (please refer section 4A.13). 1.4b Date of previous announcement(s) to this update 16/9/2025 1.5 Date of this announcement 29/9/2025 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 30/6/2025 2A.4 +Record Date 15/8/2025 2A.5 Ex Date 14/8/2025 2A.6 Payment Date Ordinary Update/amendment to previous announcement

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 3 / 6 2A.6 Payment Date 25/9/2025 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 1.48000000 2A.9a AUD equivalent to total dividend/distribution amount per +security AUD 2.21972253 2A.9b If AUD equivalent not known, date for information to be released 16/9/2025 Estimated or Actual? 2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD AUD 1.00 FX rate (in format AUD rate/primary currency rate) Primary Currency rate USD 0.66675000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution? 2A.11a(i) DRP Status in respect of this dividend/distribution Full DRP 2A.12 Does the +entity have tax component information apart from franking? Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements Yes No Yes We have a Dividend/Distribution Reinvestment Plan (DRP) Yes Actual No

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 4 / 6 2B.2 Please provide a description of your currency arrangements All cash dividends will be paid by direct credit. Where a securityholder has nominated an Australian, US, United Kingdom or New Zealand financial institution account for receipt of payments, payment will be made by direct credit in AUD, USD, GBP or NZD as applicable. All dividend entitlements will be converted to AUD to enable calculation of Australian franking credits, and then converted to the currencies as elected by the shareholders. All conversions will be based on the exchange rates as at 16 September 2025, being 7 business days prior to the payment date, and they are as follows: AUD/USD: 0.66675 AUD/GBP: 0.48915 AUD/NZD: 1.11646 Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry, offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: .www.investorcentre.com Dividend payments for shareholders who do not provide their payment instructions, - if domiciled in the USA, will be held in USD; - if domiciled in the UK, will be held in GBP; - if domiciled in New Zealand, will be held in NZD; and - if domiciled in Australia or any other jurisdiction, will be held in AUD. 2B.2a Other currency/currencies in which the dividend/distribution will be paid: Currency Payment currency equivalent amount per security AUD - Australian Dollar AUD 2.21972253 GBP - Pound Sterling GBP 1.08580023 NZD - New Zealand Dollar NZD 2.47823175 2B.2b Please provide the exchange rates used for non-primary currency payments AUD/USD 0.66675 GBP/USD 1.36305 NZD/USD 0.59720 2B.2c If payment currency equivalent and exchange rates not known, date for information to be released 16/9/2025 Estimated or Actual? 2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements? Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security USD No No Actual

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 5 / 6 3A.1b Ordinary Dividend/distribution amount per security USD 1.48000000 3A.2 Is the ordinary dividend/distribution franked? 3A.2a Is the ordinary dividend/distribution fully franked? 3A.3 Percentage of ordinary dividend/distribution that is franked 100.0000% 3A.3a Applicable corporate tax rate for franking credit (%) 30.0000% 3A.4 Ordinary dividend/distribution franked amount per +security USD 1.48000000 3A.5 Percentage amount of dividend which is unfranked 0.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.00000000 3A.7 Ordinary dividend/distribution conduit foreign income amount per security USD 0.00000000 Part 4A - +Dividend reinvestment plan (DRP) 4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP? 4A.2 Last date and time for lodgement of election notices to share registry under DRP Thursday September 4, 2025 17:00:00 4A.3 DRP discount rate 0.0000% 4A.4 Period of calculation of reinvestment price Start Date   End Date   4A.5 DRP price calculation methodology Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. The DRP price will be announced to the market. 4A.6 DRP Price (including any discount): USD 4A.7 DRP +securities +issue date   4A.8 Will DRP +securities be a new issue? 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? 4A.11 Are there any other conditions applying to DRP participation? No No No Do not participate in DRP (i.e. cash payment) YesYes

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 6 / 6 4A.12 Link to a copy of the DRP plan rules under the Rio Tinto Limited tab.https://www.riotinto.com/invest/shareholder-information/dividends 4A.13 Further information about the DRP DRP price: AUD121.968687 DRP shares will be allocated on 2 October 2025 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 2025 interim dividend of USD 1.48 per share is fully franked at the applicable corporate rate of 30%. 5.2 Additional information for inclusion in the Announcement Summary No